November 15, 2024

Michael Glimcher
President and Chief Executive Officer
BGO Industrial Real Estate Income Trust, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

       Re: BGO Industrial Real Estate Income Trust, Inc.
           Form 10-K for the year ended December 31, 2023
           File No. 333-271906
Dear Michael Glimcher:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities
Net Asset Value, page 82

1. Please consider expanding future disclosures of net asset value to provide a quantitative illustration of the sensitivity of your valuation to changes in key assumptions.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 with any questions.
 November 15, 2024
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction